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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Dover Motorsports, Inc.
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                                (Name of Issuer)


                           $.10 Par Value Common Stock
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                         (Title of Class of Securities)


                                   260174 10 7
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                                 (CUSIP Number)


              Michele M. Rollins, 2200 Concord Pike, 15/th/ Floor,
                      Wilmington, DE 19803, (302) 426-2900
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 12, 2002
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box [_].

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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                               Page 2 of 6


(1)  NAME OF REPORTING PERSON

     Michele M. Rollins

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Not Required
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) [_]
                                                                   (b) [_]
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*

     PF
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                             [_]
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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(7)  SOLE VOTING POWER

     1,423,943
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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                               Page 3 of 6


NUMBER OF SHARES                   (8)  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH                                 0
REPORTING PERSON WITH
                                   (9)  SOLE DISPOSITIVE POWER

                                        1,423,943

                                   (10) SHARED DISPOSITIVE POWER

                                        0


(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,423,943
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
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(14) TYPE OF REPORTING PERSON*

     IN
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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                               Page 4 of 6


Item 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock (the "Common Stock"), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the "Company" or the "issuer"). The Common Stock is publicly traded. The ownership reflected above includes both Common Stock and Class A Common Stock. 1,097,150 shares are Class A Common Stock and 326,793 shares are Common Stock. Class A Common Stock is not publicly traded. Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder. As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock. The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock. The principal office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware 19901.


Item 2. Identity and Background.

(a)  Michele M. Rollins (the "Reporting Person")

(b)  2200 Concord Pike, 15/th/ Floor, Wilmington, DE 19803

(c) The Reporting Person's principal occupation is President of Rollins Jamaica, Ltd., a Delaware corporation, whose business address is set forth in Item 2(b).

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

This 13D is filed in connection with the acquisition by the Reporting Person on August 12, 2002 of 290,700 shares of Common Stock from the Company at a price per share of $4.30, for an aggregate purchase price of $1,250,010. The Reporting Person used personal funds for the acquisition.

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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                               Page 5 of 6


Item 4. Purpose of Transaction.

Please refer to Item 3. The Reporting Person does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f)  Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

(a) 326,793 shares of Common Stock and 1,097,150 shares of Class A Common Stock or 8.5% of the shares of Common Stock outstanding based on the Company's most recent filing with the Securities Exchange Commission (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person).

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                                  SCHEDULE 13D
                            DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                               Page 6 of 6


(b)  Please refer to Items 7 through 9 on pages 2 and 3 and Item 5(a) above.

(c)  Transactions effected during the past 60 days: Please refer to Item 3.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this 13D.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be filed as Exhibits.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 15, 2002                /s/ Michele M. Rollins
                                     By: Michele M. Rollins


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)